  EXHIBIT 99.1

News for Immediate Release

Electrovaya ranks fourth among Canada’s Enterprise—Industry Leaders in Deloitte’s Technology Fast 50™ program

Four-year revenue growth of 354% marks Electrovaya’s fourth consecutive appearance on Deloitte’s Technology Fast 50 ranking

Toronto, Ontario – November 2, 2026 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, is honored to be ranked fourth among the Enterprise—Industry Leaders winners in Deloitte’s Technology Fast 50™ program. The award recognizes the fastest-growing enterprise-level technology, media, and telecommunications companies by revenue growth percentage over their last four years of operation. This category is open to companies that recorded a minimum revenue of $10 million in 2021 and $50 million in 2025.

"The Enterprise—Industry Leaders exemplify the enduring strength and proven success of Canada's business landscape," said Amanda Perran, National Technology Fast 50 program co-leader at Deloitte Canada. "With a longstanding track record of achievement and resilience, they continue to set the standard for excellence, driving sustainable growth and inspiring progress across Canadian technology."

Deloitte’s Technology Fast 50 program winners consist of public and private companies in the technology sector that are transforming the industry. The program runs alongside the broader Deloitte North American Technology Fast 500™, and winners are automatically eligible for this elite ranking.

"This year’s winners demonstrate what is possible when vision, talent, and innovation come together. They are tackling complex challenges, unlocking new opportunities, and fueling growth across Canada’s technology ecosystem," said Amanda Perran, National Technology Fast 50 program co-leader. "Their success is inspiring the next generation of entrepreneurs and helping to build a more connected, competitive, and innovative future for Canada."

“We are proud to be recognized by Deloitte’s Technology Fast 50 program for the fourth consecutive year, and for the second consecutive year in the Enterprise category,” said Dr. Raj Das Gupta, Chief Executive Officer of Electrovaya. “This recognition reflects our continued growth, driven by increasing adoption of Electrovaya’s Infinity Battery Technology, an industry-leading innovation that delivers substantial improvements in safety and longevity, two key performance metrics for mission-critical electrified applications. We continue to see growing interest from sectors including material handling, robotics, defense, and AI data center infrastructure, and our planned expansion in Jamestown, New York, positions us to meet that demand.”

Electrovaya continues to advance its growth strategy through customer partnerships, product development, and investments in manufacturing capacity. The Company’s planned manufacturing expansion in Jamestown, New York, is expected to support increased production capacity and its long-term growth objectives.

Investor Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Media Contact:

ICR Inc.

electrovaya@icrinc.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown, New York for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

About the Deloitte Technology Fast 50 program

The Technology Fast 50 program is Canada’s pre-eminent technology awards program. It recognizes business growth, innovation, and entrepreneurship in three distinct categories: Technology Fast 50, Enterprise—Industry Leaders, and Companies-to-Watch. The program also recognizes thriving technology companies in the United States and Canada in partnership with the North American Technology Fast 500 program. Sponsors for 2026 include RBCx, NRF, TMX, EDC, CCI, Lafond, and The Globe and Mail. For more information, visit www.fast50.ca.

Forward-Looking Statements

This press release contains forward-looking statements including with respect to the expectation that Electrovaya’s Jamestown operations and cell assembly equipment will operate to the Company’s expectations, conclude on schedule and provide other benefits and opportunities including but not limited to potential adoption of Electrovaya’s products and technology in new applications such as AI data centers and mission-critical energy infrastructure,  and the eligibility for Production Tax Credits like 45X under the BBBA or other incentives. Such forward-looking statements can generally be identified by the use of words such as “may,” “will,” “could,” “should,” “would,” “likely,” “possible,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “plan,” “objective,” “seed,” “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to new technologies, products and production roadmaps, and aggregate sales are based on an assumption that the Company’s customers and users, including Amazon, will collaborate on development of and deploy its products in accordance with communicated intentions. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labor shortages, supply chain constraints, and end users’ demand for and use of products, which effects are not predictable. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors,” and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative and Quantitative Disclosures about Risk and Uncertainties,” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.